Mail Stop 6010
Via Facsimile and U.S. Mail

February 22, 2007

Mr. Andrew Baker
Chairman and Chief Executive Officer
Life Sciences Research Inc.
PO Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

> **Re:** **Life Sciences Research Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed on March 16, 2006**
> **File No. 001-32615**

Dear Mr. Baker:

We have reviewed your February 7, 2007 response to our January 26, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for quarterly period ended June 30, 2006

Notes to the Condensed Consolidated Financial Statements

6. Cumulative Effect of Accounting Change

1. Please refer to prior comment three. We continue to have difficulty in understanding the technical basis for your calculation of the $20,656 "cumulative effect of accounting change." Please provide supplementally a summary of your accounting for the deconsolidation and related sale leaseback transactions. In particular, explain each amount under the heading, "net reversal of Alconbury activity," and the caption, "impact on remaining consolidated income statement," indicating the purpose for each adjustment and accounting period to which it relates. Provide us a revised Note 6 in disclosure-type format that clearly

describes the accounting implicit in your reversal of the "June 14, 2005 through June 29, 2006 activity of Alconbury."

2. Please provide in disclosure-type format a revised financial statement presentation as required by paragraph 13 of SFAS 13 and the related disclosure as required by paragraph 16 of SFAS 13.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant